Mail Stop 4561

July 7, 2009

Mr. Abdo H. Khoury
Chief Financial and Portfolio Officer
Nationwide Health Properties, Inc.
610 Newport Center Drive, Suite 1150
Newport Beach, CA 92660

   Re: Nationwide Health Properties, Inc.
         Form 10-K for the year ended December 31, 2008
         File No. 1-9028

Dear Mr. Khoury:

We have completed our review of the above referenced filing and have no further comments at this time.

                    Sincerely,

                    Kevin Woody
                    Branch Chief